SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 8)


                               US WATS, INC.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.001 PER SHARE
                     (Title of Class of Securities)


                                90337P10
                                --------
                             (CUSIP Number)

                           Morris F. DeFeo, Jr.
                       Swidler & Berlin, Chartered
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                               202-424-7500
          ------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              April 9, 1998
                              --------------
         (Dates of Events Which Require Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)
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                             SCHEDULE 13D/A

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CUSIP No.  90337P10                                   Page 1 of 5
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1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)
                  Gold & Appel Transfer, S.A.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                 (b)  [   ]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*                             WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
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NUMBER OF               7.       SOLE VOTING POWER                9,419,934
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER             0
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER            0
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,419,934
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         47.52%
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14.    TYPE OF REPORTING PERSON*                 CO
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
                               SCHEDULE 13D/A
------------------------                             -------------------------
CUSIP No.  90337P10                                  Page 2 of 5
------------------------                             -------------------------
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1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)             Walt Anderson
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [   ]
                                                             (b)  [   ]
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS*                         OO
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [   ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION      United States of America
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NUMBER                     7.    SOLE VOTING POWER                0
OF SHARES                 ----------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER              0
OWNED BY                  ----------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER           9,419,934
REPORTING                 ----------------------------------------------------
PERSON WITH               10.   SHARED DISPOSITIVE POWER         0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  9,419,934
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           47.52%
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14. TYPE OF REPORTING PERSON*                      IN
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This Amendment No. 8 ("Amendment No. 8") to Schedule 13D filed by Gold &
Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"), amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on December 5, 1997 (the "Statement"), as amended by Amendment No. 1, Amendment No. 2 ,
Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto filed by Gold & Appel and Mr. Anderson as joint filers on December 17, 1997, January 6, 1998, February 25, 1998, March 17, 1998,
March 30, 1998, April 6, 1998 and April 10, 1998 respectively ("Amendment No.1," "Amendment No. 2," "Amendment No. 3," "Amendment No. 4," "Amendment
No. 5", "Amendment No. 6" and Amendment No. 7, respectively). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No.
3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7.
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is supplemented as follows:

Gold & Appel purchased a total of 453,000 Common Shares between April 9, 1998 and April 16, 1998 on the NASDAQ National Market, as follows:

   Date        Number of Shares   Price Per Common Share
  -------      ----------------   ----------------------
  04/09/98          125,000       2.2425 (Avg. price in multiple transactions)
  04/13/98           90,000       2.2188 (Avg. price in multiple transactions)
  04/14/98          100,000       2.2312
  04/15/98           70,000       2.2500
  04/16/98           68,000       2.2518 (avg. price in multiple transactions)

 TOTAL              453,000

     In addition, under a Stock Sale Agreement dated as of April 9, 1998 between Aaron Brown ("Brown") and Gold & Appel (the "Agreement"), a copy of which is filed herewith as Exhibit 7.2, Gold & Appel purchased 1,000,000 Common Shares for $2,400,000.00, representing a purchase price of $2.40 per Common Share.

     In addition, under a Stock Sale Agreement dated as of April 15, 1998 between Steve and Karen Parker ("Parker") and Gold & Appel, a copy of which is filed herewith as Exhibit 7.3, Gold & Appel purchased 900,000 Common Shares for $2,160.000.00, representing a purchase price of $2.40 per Common Share

     All of the funds used to purchase the above-mentioned 453,000 Common Shares acquired by Gold & Appel on the NASDAQ National Market and the 1,900,000 Common Shares acquired from Brown and Parker came from Gold & Appel's general corporate funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended as follows:

     (a) Gold & Appel beneficially owns 9,419,934 Common Shares, representing approximately 47.52% of the outstanding Common Shares, based on the number of Common Shares outstanding as of April 15, 1998, pursuant to information provided by the Issuer to Mr. Walt Anderson.

     By virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of- Attorney"), Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and which is incorporated
                               Page 3 of 5
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herein by this reference. Under the Power-of- Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

     In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 515,000 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

     (b) Gold & Appel has the sole power to vote 9,419,934 Common Shares. Mr. Anderson has the power, on behalf of Gold & Appel, to dispose of the 9,419,934 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

     (c) Since the filing of Amendment No. 7, Gold & Appel purchased an aggregate 2,353,000 Common Shares as reported in Item 3 above.

              In addition, During the past 60 days through the date hereof, FINDS bought 22,000 Common Shares on the NASDAQ National Market, as follows:

Purchases:

     Date      Number of Common Shares      Price Per Common Share
    03/30/98         22,000                       1.6747

Total                22,000

     (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

     (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

Except as stated in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, and for the Joint Filing Agreement attached to this Amendment No. 8 as Exhibit 7.1 and the Stock Sale Agreements attached to this Amendment as Exhibits 7.2 and 7.3, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                 Page 4 of 5
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ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 6 to Schedule 13D.


                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 to Schedule 13D is true, complete and correct.

Date:     April 21, 1998

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.


                                        /s/ Walt Anderson
                                        -----------------------------------
                                              Walt Anderson




















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